                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                  SCHEDULE TO/A
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) or 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                               ------------------

                                   N2H2, Inc.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                               ------------------
                Options to Purchase Common Shares, No Par Value,
             Granted to Eligible Employees Under N2H2's 1997, 1999,
  1999/2000 Transition and/or 2000 Stock Option Plans On or Before May 29, 2001
                         (Title of Class of Securities)

                               ------------------

                                    67019F104
                (CUSIP Number of Underlying Class of Securities)

                                  J. Paul Quinn
        Vice President - Chief Financial Officer, Secretary and Treasurer
                                   N2H2, Inc.
                          900 Fourth Avenue, Suite 3600
                            Seattle, Washington 98164
                                  206-336-1501

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                               ------------------

                                    Copy to:
                                 Jim D. Johnston
                         Lane Powell Spears Lubersky LLP
                          1420 Fifth Avenue, Suite 4100
                            Seattle, Washington 98101
                                 (206) 223-7000

                               ------------------

                            CALCULATION OF FILING FEE

             Transaction valuation*                   Amount of filing fee*
             ---------------------                    ---------------------
                    $75,212                                   $16.00

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 947,557 common shares of N2H2 having an aggregate value of $75,212 as of October 29, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction. The fee was previously paid with the filing of Schedule TO-I on October 30, 2001.

[X]     Check box if any part of the fee is offset as provided by Rule 0-11(a)
        (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $16.00         Filing party:  N2H2, Inc.
Form or Registration No.:  005-58307      Date filed:    October 30, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [ ]     third party tender offer subject to Rule 14d-l.

        [X]     issuer tender offer subject to Rule 13e-4.

        [ ]     going-private transaction subject to Rule 13e-3.

        [ ]     amendment to schedule 13D under Rule 13d-2.

        [ ] Check the following box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed by N2H2, Inc. ("N2H2"), relating to the offer by N2H2 to exchange outstanding employee options to purchase its common shares granted to eligible employees under N2H2's 1997, 1999, 1999/2000 Transition and/or 2000 Stock Option Plans on or before May 29, 2001 for new options to purchase its common shares, upon the terms and subject to the terms set forth in the Offer to Exchange, dated October 30, 2001 (as amended on November 20, 2001).

Item 12. Exhibits.

        Item 12 is hereby amended and restated as follows:

        (a)     (1)     Offer to Exchange, dated October 30, 2001 (as amended on
                        November 20, 2001).

                (2)     Form of Acceptance Letter.

                (3)     Form of Withdrawal Letter.

                (4) Form of Cover Letter to Employees Accompanying Offer to Exchange.*

                (5)     Form of Email to N2H2 Employees dated November 15, 2001.

                (6)     Form of Email to N2H2 Employees dated November 20, 2001.

        (b)     Not applicable.

        (d)     (1)     N2H2 1997 Stock Option Plan*

                (2)     N2H2 1999 Stock Option Plan*

                (3)     N2H2 1999/2000 Transition Stock Option Plan*

                (4)     N2H2 2000 Stock Option Plan*

                (5) Form of Instrument of Grant pursuant to the N2H2, Inc. Stock Option Plan.*

        (g)     Not applicable.


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

        (h)     Not applicable.

* Previously filed

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                       N2H2, Inc.


                                       /s/      J. PAUL QUINN
                                       -----------------------------------------
                                       J. Paul Quinn
                                       Vice President - Chief Financial Officer,
                                       Secretary and Treasurer

Date:  November 20, 2001




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

                                INDEX TO EXHIBITS

Exhibit
Number       Description
-------      -----------

(a)(1)       Offer to Exchange, dated October 30, 2001 (as amended November 20, 2001).

(a)(2)       Form of Acceptance Letter

(a)(3)       Form of Withdrawal Letter

(a)(5)       Form of Email to N2H2 Employees dated November 15, 2001.

(a)(6)       Form of Email to N2H2 Employees dated November 20, 2001.


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